Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Select Comfort Plan Administrator and Investment Committee
Select Comfort Profit Sharing and 401(k) Plan:

We consent to the incorporation by reference in the registration statements (No. 333-70493, 333-79157, 333-74876, 333-84329, 333-80755, 333-85914, 333-118329 and 333-167331) on Form S-8 of Select Comfort Corporation of our report dated June 28, 2010, with respect to the statement of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2009 annual report on Form 11-K of the Select Comfort Profit Sharing and 401(k) Plan.

\s\  KPMG LLP
Minneapolis, Minnesota
June 23, 2011